Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Justin Dobbie

Re:	Seacoast Banking Corporation of Florida Registration Statement on Form S-1 File No. 333-160133 Request for Acceleration of Effectiveness
August 12, 2009
Ladies and Gentlemen:
     In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we, as Representative of the several Underwriters, hereby join Seacoast Banking Corporation of Florida (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on November 12, 2008, at 4:30 p.m., or as soon thereafter as practicable.

Sincerely, Sandler O’Neill & Partners, L.P. As representatives of the several Underwriters SANDLER O’NEILL & PARTNERS, L.P.
By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Robert A. Kleinert
	Name:	Robert A. Kleinert
	Title:	An Officer of the Corporation